UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 19, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS DISPOSAL OF ROMANIA STEEL ASSETS

Moscow, Russia – February 19, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that it has disposed of its
Romanian steel assets.
Mechel OAO transferred the shares of all its Romanian assets to the buyer,
Romania’s Invest Nikarom SRL. The sum of the transaction is for a nominal amount of 230 Romanian lei (some 70 US dollars). Invest Nikarom SRL acquired Mechel
Group’s five assets —  Ductil Steel Mechel, Campia Turzii S.A., Mechel
Targoviste S.A., Mechel East Europe Metallurgical Division SRL, Laminorul S.A.
In November 2012, due to unfavorable prices in European steel markets linked to rising ferrous scrap prices and weak demand for finished products, production at
Mechel’s Romanian steelmaking facilities was temporarily halted. While production at these steelmaking facilities was temporarily suspended, all necessary measures were undertaken to retain the affected facilities’
operational capability and to conduct maintenance works in winter. The disposal of Romanian assets is fully aligned with Mechel OAO’s revised strategy aimed at development of its core businesses, particularly consolidating the group’s leading position as a metallurgical coal producer.
Mechel OAO’s Chief Executive Officer Evgeny Mikhel commented: “This transaction is yet another step in implementing Mechel OAO’s revised strategy aimed at developing our key production lines and disposal of non-core businesses. We have earlier announced our intention to exit the European steel production, which is chronically loss-making both currently and in the foreseeable future. Not only does it have a negative impact on the Group’s financial results and cash flow, but also increases its alternative costs, which we cannot afford as we invest in such promising projects as the Elga coal deposit and the universal rolling mill.
With the Romanian assets’ planned loss of 2.4 billion rubles in 2013, this transaction will have a marked financial effect for our shareholders. The freed cash flow will be used for operational activities as well as decreasing the company’s leverage.”
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 19, 2013	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO